Exhibit 15.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

DiaMedica Inc.

We consent to the use of our report dated January 21, 2014 with respect to the consolidated financial statements included herein and to the reference to our firm under the heading “Statement by Expert” in the registration statement.

Our report dated January 21, 2014 contains an explanatory paragraph that states that the Company has experienced operating losses and cash outflows from operations, which raise substantial doubt about its ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.

/s/ KPMG LLP

Chartered Accountants
March 7, 2014
Winnipeg, Canada